UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MIRAMAR LABS, INC.

(Name of Subject Company (issuer))

DESERT ACQUISITION CORPORATION

a wholly owned subsidiary of

SIENTRA, INC.

(Names of Filing Persons (offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

The CUSIP number for Common Stock is 604656108

(CUSIP Number of Class of Securities)

Jeffrey Nugent

Chairman and Chief Executive Officer

Sientra, Inc.

420 South Fairview Avenue, Suite 200

Santa Barbara, California 93117

(805) 562-3500

Copies to:

C. Thomas Hopkins

Jamie Leigh

Cooley LLP

1333 2nd Street, Suite 400

Santa Monica, California 90401

(310) 883-6400

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee*
N/A*	N/A*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Desert Acquisition Corporation, a Delaware corporation (“Purchaser”), and wholly-owned subsidiary of Sientra, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock of Miramar Labs, Inc., a Delaware corporation (“Miramar”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 11, 2017, among Parent, Purchaser and Miramar.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Sientra, Inc. Slide Presentation for Investor Conference Call held by Sientra, Inc. on June 12, 2017